UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34791

CUSIP NUMBER: 55933J203

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:                     .

PART I REGISTRANT INFORMATION

MagnaChip Semiconductor Corporation

Full Name of Registrant

MagnaChip Semiconductor LLC

Former Name if Applicable

c/o MagnaChip Semiconductor S.A., 1, Allée Scheffer, L-2520

Address of Principal Executive Office (Street and number)

Luxembourg, Grand Duchy of Luxembourg

City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

MagnaChip Semiconductor Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) within the prescribed time period without unreasonable effort or expense for the reasons described below:

The principal reason for this delay is the time, effort, and resources involved in preparing the previously announced restatement of certain of the Company’s financial statements and the time and resources that were required to complete the Company’s 2013 Annual Report on Form 10-K (the “2013 Form 10-K”), which included its restated annual financial statements for the years ended December 31, 2012 and 2011, as well as the Company’s 2014 Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014, June 30, 2014 and September 30, 2014, which included the corresponding comparative restated financial statements for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013, respectively (the “2014 Form 10-Qs”), each of which was filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2015.

Because of the time and resources required to complete the 2013 Form 10-K and 2014 Form 10-Qs, the Company was substantially delayed in initiating its 2014 fiscal year end close and audit.

The Company is currently in the process of completing the preparation of its financial statements for its fiscal year ended December 31, 2014 and its 2014 Form 10-K for such period. The Company currently anticipates filing its 2014 Form 10-K in the second quarter of 2015; however, the Company cannot provide any assurances at this time that it will be able to meet its expected timing.

As a result of the foregoing, the Company does not currently expect that it will be in a position to complete the preparation of its 2014 financial statements and file its 2014 Form 10-K within the 15-day extension period provided in Rule 12b-25(b).

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company’s forecasts, business outlook, expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. All forward-looking statements included in this report, including expectations about the timing, form and content of the Company’s 2014 Form 10-K and other SEC filings are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from the Company’s current expectations. Factors that could cause or contribute to such differences include the impact of the internal investigation, restatement and delayed SEC report filings on the Company’s business, including its customers, suppliers, counterparties, and under the Company’s debt instruments; the extent of any material weakness or significant deficiencies in the Company’s internal control over financial reporting; the outcome of litigation and other claims or proceedings arising out of the restatement; and other risks and uncertainties of the Company’s business detailed from time to time in the Company’s filings with the SEC, including without limitation those described under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed on February 12, 2015, as well as subsequent registration statements, amendments or other reports that the Company may file from time to time with the SEC and/or make available on its website. The Company assumes no obligation and does not intend to update the forward-looking statements provided, whether as a result of new information, future events or otherwise.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan W. Kim	+82 (2) 6903-3703
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this report, the Company is currently in the process of completing the preparation of its financial statements for its fiscal year ended December 31, 2014, which includes its fourth fiscal quarter of 2014, and the Company is currently unable to make a reasonable estimate of any changes in results of operations in its financial statements for the quarter ended December 31, 2014 compared to the corresponding period in 2013 until the preparation of its fiscal year 2014 financial statements are completed.

MagnaChip Semiconductor Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 17, 2015	By:	/s/ Jonathan W. Kim
		Name:	Jonathan W. Kim
		Title:	Senior Vice President, Chief Accounting Officer
and Interim Chief Financial Officer